Exhibit 11

WADDELL & REED FINANCIAL, INC.
COMPUTATION OF EARNINGS PER SHARE

	2006	2005	2004
	(in thousands except for per share data)

Net income	$46,112	$60,121	$102,165

Basic weighted average shares outstanding	81,353	80,908	80,613

Diluted weighted average shares outstanding	83,212	82,045	81,914

Basic net income per share	$0.57	$0.74	$1.27

Diluted net income per share	$0.55	$0.73	$1.25